As filed with the Securities and Exchange Commission on July 28, 2021.
Registration No. 333-257791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMMUNEERING CORPORATION
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-1976972 (I.R.S. Employer Identification No.)
245 Main Street, Second Floor
Cambridge, Massachusetts 02142
Telephone: (617) 500-8080
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Benjamin J. Zeskind, Ph.D.
Chief Executive Officer
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, Massachusetts 02142
Telephone: (617) 500-8080
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John Chory Nathan Ajiashvili Evan Smith Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Michael Bookman General Counsel Immuneering Corporation 245 Main Street, Second Floor Cambridge, Massachusetts 02142 (617) 500-8080	Frank F. Rahmani Samir A. Gandhi Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, California 94104 (415) 772-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
Immuneering Corporation is filing this Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-257791) as an exhibit-only filing in order to refile Exhibit 5.1 and include Exhibit 23.2 (previously filed), as indicated in Item 16 of Part II of the Registration Statement. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.
Amount
SEC registration fee	$14,052
FINRA filing fee	19,820
Nasdaq listing fee	150,000
Accountants’ fees and expenses	400,000
Legal fees and expenses	1,100,000
Transfer agent’s fees and expenses	25,000
Printing and engraving expenses	200,000
Miscellaneous expenses	91,128
Total	$2,000,000
Item 14.   Indemnification of Directors and Officers.
Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation to be effective upon the corporate conversion will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Our certificate of incorporation to be effective upon the corporate conversion will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an

“Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15.   Recent Sales of Unregistered Securities.
During the past three years, we issued securities that were not registered under the Securities Act as set forth below. The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act:
(a) Issuance of Capital Stock
On July 28, 2015, certain shareholders sold 5,853,148 shares of common stock to Teva Pharmaceuticals USA, Inc., or Teva, for a total amount of $44,998,166. In January 2018, the Company terminated its contract with Teva and Teva returned 5,358,134 shares of common stock to the Company. On May 28, 2020, Teva sold 495,013 shares of common stock to certain shareholders for a total amount of $1,538,077.
From September 2019 to January 2020, we issued and sold to investors in a private placement an aggregate of 1,710,227 shares of Series A Preferred Stock at a purchase price of $8.5514 per share, for aggregate consideration of approximately $14.6 million. In conjunction with the issuance of Series A Preferred Stock in September 2019, we issued 785,706 shares of Series A Preferred Stock as settlement for $5.3 million of convertible notes and $0.1 million of accrued interest.
On December 31, 2020, we issued and sold to investors in a private placement an aggregate of 3,619,292 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $37.2 million. In addition, in April and May 2021, we issued and sold to investors in a private placement an additional 2,412,853 shares of Series B Preferred Stock at a purchase price of $10.2782 per share, for an aggregate consideration of approximately $24.8 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. The recipients of securities in the transactions described above represented that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time and appropriate legends were affixed to the instruments representing such securities issued in such transactions.
(b) Stock Option Grants, Option Exercises, Warrant Grants and Warrant Exercises
Since January 1, 2018, we granted to our employees, officers, directors and other persons who provide services to us options to purchase up to 2,882,359 shares of Class A common stock under the 2015 Plan, at a weighted average exercise price of $5.29 per share. 477,232 of these options were terminated, expired without being exercised or were otherwise forfeited. In addition, we granted to certain of our directors and other persons who provided services to us warrants to purchase up to 308,308 shares of our Class A common stock at $3.01 per share, which expire on January 8, 2030 and vested immediately. All of these warrants were exercised.
No underwriters were involved in the foregoing issuances of securities. The issuances of stock options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, consultants and advisors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.   Exhibits and Financial Statements.
Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended (currently in effect).
3.2*	Third Amended and Restated By-Laws of the Registrant (currently in effect).
3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be in effect upon the consummation of this offering).
3.4*	Form of Amended and Restated Bylaws of the Registrant (to be in effect upon the consummation of this offering).
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
4.2*	Amended and Restated Investors’ Rights Agreement, as amended, dated December 21, 2020, by and among the Registrant and the other parties thereto.
5.1	Opinion of Latham & Watkins LLP.
10.1*	Master Services Agreement, dated August 5, 2019, by and between Bioarkive LLC and the Registrant.
10.2*	Advisory Agreement, dated September 17, 2019, by and between PEF LLC and the Registrant.
10.3†*	Immuneering Corporation 2008 Stock Incentive Plan and form of option agreement thereunder.
10.4†*	Immuneering Corporation Long Term Incentive Plan and form of option agreement thereunder.
10.5†*	Employment Letter Agreement, dated July 23, 2021, by and between Biren Amin and the Registrant.
10.6†*	Employment Letter Agreement, dated July 23, 2021, by and between Brett Hall, Ph.D. and the Registrant.
10.7†*	Employment Letter Agreement, dated July 23, 2021, by and between Scott Barrett, M.D. and the Registrant.
10.8†*	Employment Letter Agreement, dated July 23, 2021 by and between Benjamin J. Zeskind, Ph.D. and the Registrant.
10.9†*	Employment Letter Agreement, dated July 23, 2021 by and between Michael D. Bookman and the Registrant.
10.10†*	Immuneering Corporation 2021 Incentive Award Plan and forms of award agreements thereunder.
10.11†*	Immuneering Corporation 2021 Employee Stock Purchase Plan.
10.12†*	Form of Indemnification Agreement by and among the Registrant and its directors and officers.
10.13†*	Immuneering Corporation Non-Employee Director Compensation Program.
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of RSM US LLP, independent registered public accounting firm.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).

*
Previously filed.

†
Indicates a management contract or compensatory plan or arrangement.

Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this 28th day of July, 2021.
IMMUNEERING CORPORATION
By:	/s/ Benjamin J. Zeskind Benjamin J. Zeskind, Ph.D. Co-Founder, President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
/s/ Benjamin J. Zeskind Benjamin J. Zeskind, Ph.D.	Co-Founder, President, Chief Executive Officer and Director (Principal Executive Officer)	July 28, 2021
/s/ Biren Amin Biren Amin	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 28, 2021
* Ann E. Berman	Director	July 28, 2021
* Robert J. Carpenter	Co-Founder and Chairman	July 28, 2021
* Peter Feinberg	Director	July 28, 2021
* Laurie B. Keating	Director	July 28, 2021
* Andrew Phillips, Ph.D.	Director	July 28, 2021
*By:	/s/ Benjamin J. Zeskind Attorney-in-fact